

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2019

Marc Voigt
Chief Executive Officer
Immutep Limited
Level 12, 95 Pitt Street
Sydney, NSW 2000
Australia

> **Re: Immutep Limited**
> **Registration Statement on Form F-3**
> **Filed October 15, 2019**
> **File No. 333-234208**

Dear Mr. Voigt:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Andrew S. Reilly - Baker & McKenzie